

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2023

Rich Wheeless
Chief Executive Officer
ParcelPal Logistics Inc.
1111 Melville Street, Suite 620
Vancouver, BC V6A 2S5 Canada

      Re: ParcelPal Logistics Inc.
           Form 20-F for the Fiscal Year ended December 31, 2021
           Filed May 4, 2022
           File No. 000-56191

Dear Rich Wheeless:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Energy & Transportation